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
                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investment in the Custody of                                           Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed

       811-6603                                                              May 31, 1998
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2. State identification Number:  N/A
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     AL                  AK                  AZ                  AR                  CA                  CO
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     CT                  DE                  DC                  FL                  GA                  HI
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     ID                  IL                  IN                  IA                  KS                  KY
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     LA                  ME                  MD                  MA                  MI                  MN
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     MS                  MO                  MT                  NE                  NV                  NH
   ----------------------------------------------------------------------------------------------------------------------------
     NJ                  NM                  NY                  NC                  ND                  OH
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     OK                  OR                  PA                  RI                  SC                  SD
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     TN                  TX                  UT                  VT                  VA                  WA
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     WV                  WI                  WY                  PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in representation statement:

      Performance Funds Trust
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4. Address of principal executive office (number, street, city, state, zip code):

      3435 Stelzer Road, Columbus, Ohio 43219
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[PRICEWATERHOUSECOOPERS LLP LETTERHEAD]



July 17, 1998

REPORT OF INDEPENDENT ACCOUNTANTS

To the Trustees of
Performance Funds Trust

We have examined management's assertion about Performance Funds Trust's (the "Trust") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of May 31, 1998 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 1998, and for the period from April 1, 1998 through May 31, 1998, with respect to agreement of purchases and sales of securities and similar investments, without prior notice to management:

- Count and inspection of all securities and similar investments located in the vault of Trustmark National Bank in Jackson Mississippi;

- Confirmation of all securities and similar investments held by institutions in book entry form (the Federal Reserve Bank of Atlanta, the Depository Trust Company and The Bank of New York);

- Reconciliation of confirmation results as to all such securities and similar investments to the books and records of the Trust and the Custodian; and

- Testing of liquidation of all receivables for securities sold but not delivered and all other reconciling items between the books and records of the Trust and those of the custodian;

- Agreement of five investment purchases and five investment sales or maturities since our last examination from the books and records of the Trust to respective trade tickets.
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[PRICEWATERHOUSECOOPERS LLP LETTERHEAD]


To the Trustees of
Performance Funds Trust
Page 2


We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

In our opinion, management's assertion that Performance Funds Trust was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 1998 is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Performance Fund Trust and Securities and Exchange Commission and should not be used for any other purpose.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York, New York 10036

                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of Performance Fund Trust (the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 13, 1998.

Based on this evaluation, we assert that the Trust was in compliance with those provisions of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 1998 with respect to securities and similar investments reflected in the investment account of the Trust.


Performance Funds Trust

By

/s/ Tracie Persinger
--------------------------------
Ms. Tracie Persinger
Assistant Treasurer-Performance Funds Trust